SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 12, 2013

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published a circular on November 8, 2013 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/SEHK/2013/1108/LTN20131108670.pdf with respect to (1) proposed re-election and election of directors and supervisors, (2) the Financial Services Framework Agreement entered into by the Company on November 8, 2013, (3) proposed amendment to the Articles of Association and Procedural Rules, and (4) notice of the Company's second extraordinary general meeting of 2013 which will be held on December 26, 2013.

An English version of the announcement is included as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name:	Liu Wei and Xie Bing
Title:	Joint Company Secretaries

Date:	November 12, 2013